CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                August 28, 2018


VIA EDGAR CORRESPONDENCE
------------------------
Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:         First Trust Exchange-Traded Fund VI
              (Registration Nos. 333-182308 and 811-22717)
           --------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on July 25, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 14, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Dorsey Wright Momentum & Dividend ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A revised prospectus incorporating the Commission's comments is set forth on Exhibit A.

COMMENT 1 - INVESTMENT OBJECTIVE

      Please confirm that the name of the Index is correct.

RESPONSE TO COMMENT 1

      Pursuant to the Commission's request, the name of the Index has been revised to "Dorsey Wright Momentum Plus Dividend Yield Index."

COMMENT 2 - FEES AND EXPENSES OF THE FUND

      Please provide a completed fee table and expense example at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 2

      Pursuant to the Commission's request, the Fund has provided a completed fee table and expense example, as set forth in its prospectus on Exhibit A.



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COMMENT 3 - FEES AND EXPENSES OF THE FUND

      Please delete Footnote #1 to the Annual Fund Operating Expenses table regarding the possible future imposition of 12b-1 fees. Please also delete the reference to the imposition of 12b-1 fees in the narrative to the expense example and do not include the 12b-1 fee in the calculation of the expense example.

RESPONSE TO COMMENT 3

      Pursuant to the Commission's request, the Fund has made the requested revisions, as set forth in its prospectus on Exhibit A.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The first sentence of the second paragraph of the section entitled "Principal Investment Strategies" contains the following disclosure:

            The Index is a rules-based equity index designed to track the overall performance of the 50 stocks with the highest dividend yield comprising the NASDAQ US Mid Large Index ... (emphasis added)

      Please confirm that referenced index is correct or revise the disclosure accordingly.

RESPONSE TO COMMENT 4

      Pursuant to the Commission's request, all references to the "NASDAQ US Mid Large Index" have been revised to "NASDAQ US Large Mid Index."

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure to contain additional detail regarding the momentum portion of the Fund's strategy in plain English.

RESPONSE TO COMMENT 5

      Pursuant to the Commission's request, the section entitled "Principal Investment Strategies" has been revised as set forth on Exhibit A.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The first sentence of the second paragraph of the section entitled "Principal Investment Strategies" contains disclosure requiring securities included in the Index to possess "high levels of relative strength." Please revise the disclosure to clarify the minimum level of relative strength that a security must possess in order to qualify for inclusion in the Index. Please include any objective cut-offs or screens that are applied in making this

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determination.  For  instance,  does the Fund only choose from securities within the top 50% of relative strength or from the 100 securities that exhibit the highest levels of relative strength?

RESPONSE TO COMMENT 6

      Pursuant to the Commission's request, the section entitled "Principal Investment Strategies" has been revised as set forth on Exhibit A.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please confirm that the calculations relating to the Index's use of point and figure charting will only result in changes to the Index constituents quarterly. If such calculations may result in changes more frequently, please revise the disclosure to clarify how often such changes occur. If the Index may change more frequently than quarterly, please revise the disclosure to contain additional detail regarding this frequent trading strategy and any corresponding risks.

RESPONSE TO COMMENT 7

      The Fund confirms that the calculations relating to the Index's use of point and figure charting will only result in changes to the Index constituents quarterly.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the penultimate sentence of the second paragraph to clarify that the securities selected by the Index are selected from the sub-set of eligible securities from the NASDAQ US [Large Mid] Index that exhibit the highest levels of dividend yield, while still maintaining the required levels of relative strength.

RESPONSE TO COMMENT 8

      Pursuant to the Commission's request, the section entitled "Principal Investment Strategies" has been revised as set forth on Exhibit A.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure to provide additional details or explanation regarding how securities are weighted in the Index.

RESPONSE TO COMMENT 9

      Pursuant to the Commission's request, the section entitled "Principal Investment Strategies" has been revised as set forth on Exhibit A.


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COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the final sentence of the third paragraph to disclose the industry or industries, rather than sector(s), to which the Fund has significant exposure. If necessary, please revise the section entitled "Principal Risks" to contain corresponding risk disclosure related to any industries to which the Fund has significant exposure.

      Additionally, please supplementally confirm that the disclosure regarding the Index's "significant exposure" to an industry or industries is not meant to imply that the Index is concentrated in such industry or industries.

RESPONSE TO COMMENT 10

      Pursuant to the Commission's request, the section entitled "Principal Investment Strategies" has been revised as set forth on Exhibit A. The Fund notes that this disclosure does not directly relate to the Fund's concentration in an industry or group of industries but rather its exposure to companies with common characteristics that constitute a principal risk to the Fund. This may include companies incorporated or headquartered in a specific country or geographic region or companies comprising a certain market sector or industry.

COMMENT 11 - PRINCIPAL RISKS

         "Portfolio Turnover Risk" contains the following disclosure:

            The Fund's strategy may frequently involve buying and selling portfolio securities to rebalance the Fund's exposure to various market sectors. (emphasis added)

      Given   the  Fund's  contemplated  replication  strategy,  will  the  Fund generally only make these changes in response to changes in the Index or will it make these changes at other times?

RESPONSE TO COMMENT 11

      Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

            The Fund's strategy may frequently involve buying and selling portfolio securities in accordance with its principal investment strategy.

      Supplementally, the Fund confirms that it presently expects to only make these changes in response to changes in the Index.


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COMMENT 12 - ANNUAL TOTAL RETURN

      Since the Fund utilizes a fiscal year other than the calendar year, please provide returns as of the most recent quarter end in a footnote to the graph displaying the Fund's calendar year total returns.

RESPONSE TO COMMENT 12

      Pursuant to the Commission's request, the following disclosure has been added as a footnote to the Calendar Year Total Returns table.

            (1) The Fund's calendar year-to-date total return based on net asset value for the period 12/31/17 to 06/30/18 was -2.30%.

COMMENT 13 - AVERAGE ANNUAL RETURN

      Please   revise   the  Average  Annual  Total  Returns  table  to  include
performance information for the Fund's previous index, the Richard Bernstein Advisors Quality Income Index.

RESPONSE TO COMMENT 13

      Pursuant to the Commission's request, the Average Annual Total Returns table has been revised to include performance information for the the Richard Bernstein Advisors Quality Income Index.

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 14

      The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.


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COMMENT  15  -  ADDITIONAL  INFORMATION  ON THE FUND'S INVESTMENT OBJECTIVES AND
STRATEGIES

      Please revise the disclosure to ensure that all risks disclosed in Item 4 are also disclosed in more detail in the Item 9 risk disclosure.

RESPONSE TO COMMENT 15

      Pursuant to the Commission's request, the Fund has revised the disclosure so that all risks disclosed in Item 4 are also disclosed Item 9.

COMMENT 16 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 16

      Pursuant to the Commission's request, "Borrowing and Leverage Risk" has been revised as follows:

            BORROWING AND LEVERAGE RISK. If the Fund borrows money, it must pay interest and other fees, which may reduce the Fund's returns. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, the Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing and at all times thereafter. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund's asset coverage to less than the prescribed amount.

COMMENT 17 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 17

      Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:


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

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of the Fund.

COMMENT 18 - FEDERAL TAX MATTERS

      The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

            Expenses incurred and deducted by the Funds will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. (emphasis added)

      Please confirm whether this disclosure is accurate for an exchange-traded fund. If not, please remove.

RESPONSE TO COMMENT 18

      Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 19 - PREMIUM/DISCOUNT INFORMATION

      To the extent that the Fund experienced any days where its bid/ask midpoint was greater than 2.00% above or below the Fund's net asset value, please consider revising the final range so as to provide more specific information regarding the size of the premium or discount. For example, the Fund may revise the final range so that it is 2.00 - 2.49%.

RESPONSE TO COMMENT 19

      The Fund respectfully declines to revise the disclosure as what is included is compliant with both the requirements of Item 11(g) of Form N-1A and the Fund's exemptive order.

COMMENT 20 - TOTAL RETURN INFORMATION

      To the extent that the performance information set forth in the table is calculated differently than the information presented in the Average Annual Total Return table set forth in Item 4, please revise the disclosure to explain the differences.

RESPONSE TO COMMENT 20

      The Fund respectfully declines to revise the disclosure as the returns are calculated pursuant to the same methodology. The only difference is the time periods covered by each table.


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COMMENT 21 - TOTAL RETURN INFORMATION

      Please revise the table to include performance information for the Fund's previous index, the Richard Bernstein Advisors Quality Income Index.

RESPONSE TO COMMENT 21

      Pursuant to the Commission's request, the table has been revised to include performance information for the the Richard Bernstein Advisors Quality Income Index.

COMMENT 22 - FINANCIAL HIGHLIGHTS

      Please revise the disclosure so as to provide unaudited semi-annual results.

RESPONSE TO COMMENT 22

      Pursuant to the Commission's request, the disclosure has been revised to include the requested financial highlights.

COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION

      The Statement of Additional Information contains the following disclosure:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is based on concentrations in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

      Please revise the disclosure to clarify that the Fund will be concentrated in an industry or group of industries to the extent that its Index is concentrated in an industry or group of industries.

      Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that the Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 23

      Pursuant to the Commission's request, the Fund's seventh fundamental policy in the section entitled "Investment Objectives and Policies" has been revised as follows:


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

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

      Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

            For purposes of applying restriction (7) above, to the extent a Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction (7), to the extent the Fund has sufficient information about such investments.

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

            In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations ... (emphasis added)

      Please delete the referenced language. Commission guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 24

      Pursuant to the Commission's request, the underlined disclosure has been revised to read "bank letters of credit" pursuant to The Adams Express Company no-action letter (File No. 811-2624, Oct. 20, 1979).

COMMENT 25 - EXHIBITS

      Please file the actual participation agreements utilized by the Fund as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 25

      As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional Authorized Participant Agreements as neither the Fund nor the Trust are a party to such

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agreements.  Additionally,  Item  28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Morrison C. Warren
                                                       _________________________
                                                           Morrison C. Warren


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